FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the third quarter 2002 Financial Results
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Las Vegas From Home.com Entertainment Inc.
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(Translation of registrant's name into English)


1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---







BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


1.  Reporting Issuer:

	Las Vegas From Home.com Entertainment Inc. (the "Company")
	P.O. Box 10147
	#1460-701 West Georgia Street
	Vancouver, BC  V7Y 1C6


2.  Date of Material Change:

	October 30, 2002


3.  News Release:

	News release was disseminated via Vancouver Stockwatch and Market News Publishing.


4. Summary of Material Change:

Las Vegas From Home.com Entertainment Inc. and its indirectly owned Antiguan Subsidiaries G.T. Enterprises Inc. and Action Poker Gaming Inc. (collectively called the "Las Vegas Group") announced that an amicable out of court settlement has been concluded with Cryptologic Inc., Cryptologic Caribbean Limited and Wagerlogic Limited (collectively called the "Cryptologic Group") in respect to all outstanding matters between the Las Vegas Group and the Cryptologic Group. As a result of the conclusion of the amicable out of Court Settlement the parties have released each other from any and all actions, suits, debts, dues, claims and demands.

5.  Full Description of Material Change:

	See attached Schedule "A"


6.  Senior Officer:

	Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.


7.  Statement of Senior Officer:

	The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia this 30th day of October, 2002.


LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"
-----------------------
Chairman


c.c.: 	TSX Venture Exchange
	Attention:  Listings

	Alberta Securities Commission
	Attention:  Continuous Disclosure

	Anfield Sujir Kennedy & Durno
        Attention:  Michael Kennedy





SCHEDULE "A"

NEWS RELEASE

Symbols: 	LVH.TSX Venture Exchange
		LVFHF.OTC Bulletin Board
		LVH.Berlin Stock Exchange

October 30, 2002

Las Vegas From Home.com Entertainment Inc. and its indirectly owned Antiguan Subsidiaries G.T. Enterprises Inc. and Action Poker
Gaming Inc. (collectively called the "Las Vegas Group") are pleased to announce that an amicable out of court settlement has been concluded with Cryptologic Inc., Cryptologic Caribbean Limited and Wagerlogic Limited (collectively called the "Cryptologic Group") in respect to all outstanding matters between the Las Vegas Group and the Cryptologic Group. As a result of the conclusion of the amicable out of Court Settlement the parties have released each other from any and all actions, suits, debts, dues, claims and demands.

By concluding this outstanding matter, Las Vegas can now devote and focus all its efforts and resources towards the development and marketing of its internet related gaming software some of which are unique to the Internet Gaming Industry.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US
AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE
AT WWW.LVFH.COM


On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
------------------------------------------
Bedo H. Kalpakian, Chairman


THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
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(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, Chairman)

Date:	November 19, 2002
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